UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.
(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐     No ☒

ZIM Integrated Shipping Services Ltd. (the “Company”) hereby updates that on August 22, 2025, it received a notice from the Turkish Port Authorities through the Company’s local agent in Turkey, that as a result of a new regulation adopted in Turkey, vessels that are either owned, managed or operated by an entity related to Israel will not be permitted to berth in Turkish ports. This said regulation has been adopted with immediate effect.

Separately, based on the new regulation, among others, vessels that are carrying military cargo destined to Israel will not be permitted to berth in Turkish ports; in addition, Turkish-flagged vessels will be prohibited from berthing in Israeli ports.

As a result of the above new regulation, the Company re-routed certain Company-operated vessels that were scheduled to call Turkish ports.

If the new regulation remains unchanged, it is expected to negatively impact the Company’s financial and operational results. The Company is currently developing a mitigation plan to reduce the potential adverse effects of this regulation. The Company reaffirms its full year 2025 guidance as delivered in its 6-K filed on August 20, 2025.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP, General Counsel and Corporate Secretary

Date: August 25, 2025